SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Voltari Corporation
(formerly Motricity, Inc.)
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

92870X309
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 19, 2012, as previously amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on March 30, 2015 (collectively, the "Schedule 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the "Shares"), issued by Voltari Corporation (formerly Motricity, Inc.) (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On August 7, 2015, at the request of the Issuer, Koala, as lender, entered into a revolving note (the "Note") with the Issuer, as borrower.  Pursuant to the Note, Koala made available to the Issuer a revolving loan facility of up to $10,000,000 in aggregate principal amount.  As collateral for the Note, the Issuer pledged and granted to Koala a lien on the Issuer's limited liability company interest in Voltari Real Estate Holding LLC.  The foregoing description of the Note is qualified in its entirety by reference to the Note, a copy of which is included as Exhibit 1 hereto and is incorporated by reference herein.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.
Revolving Note dated as of August 7, 2015 from Voltari Corporation to Koala Holding LP (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Voltari Corporation on August 7, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2015

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:            /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:            /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:            /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:            /s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D – Voltari Corporation]